March 14, 2006


Board of Directors
Roma Financial Corporation
2300 Route 33
Robbinsville, New Jersey  08691

Members of the Board:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Roma Financial Corporation (the "Company") and Roma Bank (the "Bank"), pursuant to the Stock Issuance Plan (the "Plan") adopted by the Board of Directors of the Company, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

In addition, Roma Financial Corporation intends to contribute to a charitable foundation to be established by Roma Bank 1% of its total common stock outstanding upon completion of the offering. Roma Financial Corporation, MHC will own the remaining 69% of the Company's shares of common stock after the Stock Offering.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock of the Company at a price equal to its estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased in the community offering.

Sincerely,

/s/FELDMAN FINANCIAL ADVISORS, INC.

FELDMAN FINANCIAL ADVISORS, INC.